

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Mr. Stanilav A Ploshchenko
Senior Vice President - Finance
Mechel OAO
Krasnoarmeyskaya, Street 1
Moscow, Russian Federation 125933

> **Re: Mechel OAO**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **File No. 1-32328**

Dear Mr. Ploshchenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Operating and Financial Review and Prospects

Results of Operations

Year ended December 31, 2010 compared to year ended December 31, 2009, page 147

1.   We note your disclosure indicates a substantial portion of your sales revenue increase is attributable to market purchases and re-sales to "related metallurgical plants". Please clarify for us and in future filings the nature of these sales. It is unclear if the term "related" is intended to mean related parties or otherwise. Also, please specifically

address your consideration of the factors identified in ASC 605-45-45 regarding your presentation of these sales on a gross basis.

Mining Segment, page 154

2.   We note your use of the metric "Cash cost per tonne" in various sections of your filing for both your mining and steel segments. We note from other participants in the mining industry that this metric in typically a non-GAAP measure. Please tell us and expand your disclosure in future filings to provide an understanding of how the measure is calculated and also how it is used by management. To the extent your metric is a non-GAAP measure, please provide the disclosures required by Item 10(e) of Regulation S-K in future filing.

Controls and Procedures, page 270

3.   We note your disclosures regarding material weaknesses you identified that resulted in numerous audit adjustments. Please provide us additional information regarding the nature and magnitude of these adjustments and your consideration of whether these adjustments materially impacted interim financial information you previously filed.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

4.   Please remove your Subtotal "Net Change before changes in working capital" from your statement of cash flows in future filings, as this presentation is not contemplated by ASC 230.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(i) - Mining Assets and processing plant and equipment, page F-13

5.   We note your policy disclosure states that exploration costs are expensed prior to establishing proven and probable reserves for a given property. You further state that no exploration costs were capitalized prior to the point when proven and probable reserves are established. Please tell us, and disclose in future filings, your accounting treatment

for exploration costs subsequent to the establishment of proven and probable reserves for a given property.

6.   Your disclosure further states that development costs include costs to "further delineate the mineral deposits". Please clarify for us what you mean by this statement. It is unclear whether these costs represent delineation drilling to better define proven and probable reserves or if they also include drilling to upgrade measured, indicated or inferred resources to reserve status.

7.   We note your policy disclosure regarding depletion of your capitalized mine development costs. You indicate that costs are depleted using the units of production method either over the license term or the estimated lives of your mines, depending on when the license was granted. Please tell us and disclose in future filings if you are applying this policy for both open pit and underground mines. To the extent you are applying this policy to underground mines, please explain why you believe it is appropriate to use a life of mine reserve base in your calculations.

(n) - Long-lived assets impairment, including indefinite lived intangibles and goodwill, page F-15

8.   We note your disclosure indicates you have tested goodwill at all your "major Group's subsidiaries". Please explain to us how you have defined your reporting units for goodwill allocation and testing purposes. In addition, as it relates to your mining segment, please tell us whether or not you are aggregating various mines for goodwill and mineral license impairment testing.

9.   It appears to us that an impairment of goodwill could be material to your operations. Please revise future filings, to disclose the number of reporting units in each reportable segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please revise future filings, to identify the reporting unit, along with the corresponding reportable segment, and to provide the following disclosures for each such unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of the uncertainties associated with each key assumption. For example, to the extent that your assumptions materially deviate from your historical results, please include a discussion of those assumptions.

- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

10. We note your disclosure indicates estimates of "recoverable minerals", which you defined as the estimated amount that will be obtained in proven and probable reserves, is used in determining fair values for mining related assets. Please tell us to what extent if any, you consider value beyond proven and probable reserves in your impairment testing. Please refer to ASC 930-360-35-1.

(t) - Revenue Recognition, page F-19

11. We note you may defer revenue recognition for certain transactions as the selling price may be subject to adjustment based upon market prices. Please tell us in more detail the nature of these transactions including whether or not you are using provisional pricing for these transactions. To the extent you are using provisional pricing, please tell us whether you have considered the existence of embedded derivatives in these arrangements. Refer to Section VII of the SEC Joint Regulations Committee meeting highlights, located at the website address:
http://www.thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf.

Note 3 – Acquisitions, Investments and Disposals
(e) - The BCG Companies, page F-29

12. Please tell us to what extent you have considered and recognized in both recent and historical acquisitions, the value beyond proven and probable reserves in your fair value determinations and related purchase price allocations for acquired mining assets. We note for instance you have a contingent liability associated with the "Drilling Program" related to your acquisition of The BCG Companies. Please refer to ASC 930-805-30-1 for guidance.

Note 10 – Property, Plant and Equipment, Net, page F-50

13. Please tell us and revise future filings to disclose the amount of repair and maintenance costs you expensed and capitalized during each period presented. Please also tell us and revise future filings to disclose the specific nature of the costs included in construction in progress and the estimated completion dates for the related projects.

Note 11 – Mineral Licenses, Net, page F-51

14.   Please tell us and revise future filings to disclose the carrying value of all capitalized costs related to Elga at each balance sheet date.

Note 23 – Segmental Information, page F-81

15.   Please revise future filings to disclose revenues by product line for each reportable segment as required by ASC 280-10-50 and to disclose goodwill for each reportable segment as required by ASC 350-20-50.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        W. John Cash
                                        Branch Chief